UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          21st CENTURY HOLDING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90136Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    02/23/99
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)


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                               CUSIP No. 90136Q100

    1       NAMES OF REPORTING PERSONS          WALLACE J. HILLIARD

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ________________

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

    3       SEC USE ONLY _______________________________________________________

    4       CITIZENSHIP OR PLACE OF ORGANIZATION          U.S.A.

                                 5      SOLE VOTING POWER               5,400

         NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH

                                 6      SHARED VOTING POWER           329,280(1)

                                 7      SOLE DISPOSITIVE POWER          5,400

                                 8      SHARED DISPOSITIVE POWER      329,280(1)

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,680

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9             9.87%(2)

    12      TYPE OF REPORTING PERSON (See Instructions)                 IN

-----------------
         (1) Represents 326,980 shares of Common Stock held in trust and 2,300 shares held in the Hilliard Limited Partnership in which Mr. Hilliard is a general partner.

         (2) Calculated on the basis of 3,390,000 shares of Common Stock outstanding on May 6, 1999.

                                Page 2 of 5 Pages

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ITEM 1(A).        NAME OF ISSUER:

                  21st Century Holding Company

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4161 NW 5th Street
                  Plantation, FL  33317

ITEM 2(A).        NAME OF PERSON FILING:

                  Wallace J. Hillard

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  4161 NW 5th Street
                  Plantation, FL  33317

ITEM 2(C).        CITIZENSHIP:  SEE ITEM 4 ON COVER PAGE

                  U.S.A.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 Par Value

ITEM 2(E).        CUSIP NUMBER:

                  90136Q100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP:

         (a)      Amount Beneficially Owned:  334,680(1) SHARES.

         (b)      Percent of Class:   9.87%(2)

-----------------
         (1) Represents 326,980 shares of Common Stock held in trust and 2,300 shares held in the Hilliard Limited Partnership in which Mr. Hilliard is a general partner.

         (2) Calculated on the basis of 3,390,000 shares of Common Stock outstanding on May 6, 1999.

                                Page 3 of 5 Pages


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         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct to vote   5,400 SHARES

                  (ii)  shared power to vote or to direct
                        the vote                                  329,280 SHARES

                  (iii) sole power to dispose or to direct the
                        disposition of                            5,400 SHARES

                  (iv)  shared power to dispose or to direct
                        disposition of                            329,280 SHARES

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  (b) The following certification shall be included if the statement is filed pursuant to /section/240.13d1(c):

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 4 of 5 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 1999                                   /s/ WALLACE J. HILLIARD
                                                        -----------------------
                                                        Wallace J. Hilliard

                                Page 5 of 5 Pages